SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	February	2010
Commission File Number	001-31395
Canadian Superior Energy Inc.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue, SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Notice of Change of Auditor.

Document 1

CANADIAN SUPERIOR ENERGY INC.
Suite 3200, 500 - 4th Avenue S.W. Calgary, Alberta T2P 2V6
Telephone:  (403) 294-1411 / Fax:  (403) 216-2374

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
Autorite Des Marches Financiers
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Deloitte & Touche LLP, Chartered Accountants
Myers Norris Penny LLP, Chartered Accountants

NOTICE OF CHANGE OF AUDITOR – NATIONAL INSTRUMENT NO. 51-102

TAKE NOTICE THAT:

Canadian Superior Energy Inc. (the “Company”) advises that Deloitte & Touche LLP, Chartered Accountants (the “Successor Auditor”) have been appointed auditor of the Company on December 1, 2009, following the resignation, at the request of the Company (the “Termination”), of the previous auditor, Meyers Norris Penny LLP, Chartered Accountants (the “Former Auditor”).  The appointment of Deloitte & Touche LLP was considered and approved by the Board of Directors of the Company.

TAKE FURTHER NOTICE THAT:

(a)
in the opinion of the Company, no “reportable events” (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations, of the Canadian Provincial Securities Administrators), occurred for any past fiscal year or for any period subsequent to the most recently completed fiscal period for which an auditors’ report was issued;

(b)
There were no reservations in the Former Auditor’s report for the two most recently completed financial years or for any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of the Former Auditor’s resignation; and

(c)
The reporting package, including this Notice and the response letters from Deloitte & Touche LLP, Chartered Accountants and Meyers Norris Penny LLP, Chartered Accountants, has been considered and approved by the Board of Directors of the Company.

DATED this 17th day of December, 2009.

BY ORDER OF THE BOARD OF
CANADIAN SUPERIOR ENERGY INC.

Per:	“Marvin Chronister”
Director

Deloitte,	Deloitte &Touche LLP 3000 Scotia Centre 700 Second Street S.W. Calgary AB T2P 0S7 Canada Tel: (403) 267-1700 Fax: (403) 264-2871 www.deloitte.ca

December 17, 2009

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
Autorite Des Marches Financiers
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Canadian Superior Energy Inc.

Re: Canadian Superior Energy Inc. (the "Company") — Change in Auditors Pursuant to NI 51-102 — Continuous Disclosure Obligations

Dear Sirs/Mesdames:

As required by subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102 and in connection with our engagement as auditors of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor dated December 17, 2009 (the "Notice"), and agree with each of the statements (b) and (c) contained in the Notice, based on our knowledge of the information relating to the Notice and of the Company at this date. We have no basis to agree or disagree in respect of statement (a) contained in the Notice.

Yours truly,

/s/ Deloitte & Touche LLP

Chartered Accountants

December 17, 2009

British Columbia Securities Commission;
Alberta Securities Commission;
Saskatchewan Financial Services Commission (Securities Division);
Manitoba Securities Commission;
Ontario Securities Commission;
Autorite Des Marches Financiers;
Nova Scotia Securities Commission;
Prince Edward Island Securities Office;
Securities Commission of Newfoundland and Labrador;
Canadian Superior Energy Inc.

Subject:	Notice of Change of Auditor – Canadian Superior Energy Inc. (the“Company”)

Dear Sirs/Mesdames:

We have read the Notice of Change of Auditor dated December 17, 2009 (the “Notice”) from the Company, delivered to us pursuant to Part 4 of National Instrument 51-1 02 - Continuous Disclosure Obligations. Based on our knowledge as at the date hereof, we hereby confirm our agreement with each of the statements (b) and (c) contained in the Notice. We have no basis to agree or disagree in respect of statement (a) contained in the Notice.

Yours truly,

/s/ Meyers Norris Penny LLP

MEYERS NORRIS PENNY LLP

CHARTERED ACCOUNTANTS & BUSINESS ADVISORS 900–700 6TH AVE. S.W., CALGARY, AB T2P 0T8 PH. (403) 263-3385 FAX (403) 648-4115 mnp.ca

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SUPERIOR ENERGY INC.
(Registrant)
Date:	February 8, 2010	By:	/s/ Robb Thompson
			Name:	Robb Thompson
			Title:	Chief Financial Officer